# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Galera Therapeutics, Inc., CIK 0001563577
CUSIP: 36338D108
Title of class of securities: Common stock, par value $0.001 per share (the "Common Stock")
Address of issuer's principal executive offices: 101 Lindenwood Drive, Suite 225, Malvern, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001838253
Persons authorized to receive notices and communications: Parvinder Singh Hyare, 555 Madison Avenue Suite 11D, New York, New York (NY), 10022, 650-906-0089

## Reporting persons
- Parvinder Singh Hyare (CIK 0001838253): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 13,521,921; shared voting power 0; sole dispositive power 13,521,921; shared dispositive power 0; aggregate amount beneficially owned 13,521,921 (6.65% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share (the "Common Stock")
Name of issuer: Galera Therapeutics, Inc.
Address of issuer's principal executive offices: 101 Lindenwood Drive, Suite 225, Malvern, Pennsylvania (PA), 19355

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D is filed by Parvinder Singh Hyare ("Mr. Hyare, the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 555 Madison Avenue, Suite 11D, New York, New York 10022.
Present principal occupation or employment: Mr. Hyare is the Chief Executive Officer of Valorum Biologic, Inc. The principal business address of Valorum Biologic, Inc. is 555 Madison Avenue, Suite 11D, New York, New York 10022.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Parvinder Singh Hyare is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The response to Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 6 of this Schedule 13D is incorporated herein by reference.

Nova MergerOn December 30, 2024, the Issuer entered into an Agreement and Plan of Merger (the "Nova Merger Agreement"), by and among the Issuer, Grape Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer ("First Merger Sub"), Grape Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer ("Second Merger Sub") and Nova Pharmaceuticals, Inc., a Delaware corporation ("Nova"), on December 30, 2024 (the "Closing"), the Issuer acquired Nova. In accordance with the Nova Merger Agreement, First Merger Sub merged with and into Nova (the "First Merger"), with Nova surviving as a wholly owned subsidiary of the Issuer. Following the First Merger and as part of the same overall transaction as the First Merger, Nova merged with and into Second Merger Sub (the "Second Merger" and, together with the First Merger, the "Merger"), with Second Merger Sub being the surviving entity of the Second Merger and renamed Nova Pharmaceuticals Operating, LLC (the "Surviving Company").

At the Closing, Parvinder Singh Hyare acquired 13,521.292 shares of Series B Non-Voting Convertible Preferred Stock, par value $0.001 per share ("Series B Preferred Stock"), in exchange for shares of common stock of Nova held immediately prior to the Closing, which were automatically converted into a number of shares of Series B Preferred Stock at an exchange ratio of 177.9117. Pursuant to the Nova Merger Agreement, no earlier than twelve (12) months following the Closing, but no later than eighteen (18) months following the Closing, the Issuer will submit the following matters to its stockholders at a meeting of stockholders (the "Stockholders' Meeting") for their consideration: (i) the approval of the conversion of the Series B Preferred Stock into shares of Common Stock (the "Conversion Proposal"); (ii) the approval of an amendment to the Issuer's certificate of incorporation to effect a reverse stock split and/or increase the number of authorized shares of Common Stock to such amount as determined by the Issuer's board of directors (the "Board") following the Closing; and (iii) the approval of one or more adjournments of the Stockholders' Meeting to solicit additional proxies if there are not sufficient votes cast in favor of the foregoing matters (collectively, the "Meeting Proposals"). Following stockholder approval of the Conversion Proposal, each share of Series B Preferred Stock will be convertible into 1,000 shares of Common Stock (the "Conversion Ratio") at any time at the option of the holder thereof, subject to certain limitations. The shares of Series B Preferred Stock have no expiration date. On March 17, 2026, the Surviving Company executed a Waiver of Certain Provisions of Agreement and Plan of Merger (the "Waiver"). Pursuant to the Waiver, the Surviving Company waived the Issuer's obligations under the Nova Merger Agreement to hold a meeting of stockholders to vote on, among other things, the Conversion Proposal.

Partial Mandatory Conversion of Series B Preferred Stock

On February 12, 2026, the Issuer filed a Certificate of Amendment (the "Amendment") to a Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock (the "Certificate of Designation") with the Secretary of State of Delaware. The Amendment provides that, in the sole discretion of the Board, the Issuer may elect to convert, in whole or in part, outstanding shares of Series B Preferred Stock into a number of shares of Common Stock calculated based on the Conversion Ratio (a "Mandatory Conversion"). On May 14, 2026, the Issuer provided Parvinder Singh Hyare with a Notice of Mandatory Conversion of Series B Non-Voting Convertible Preferred Stock (the "Mandatory Conversion Notice") effective May 15, 2026 (the "Mandatory Conversion"). In connection with the Mandatory Conversion, 13,521.292 shares of Series B Preferred Stock held by Parvinder Singh Hyare were converted into 13,521,921 shares of Common Stock. In lieu of fractional shares to which Parvinder Singh Hyare was entitled, the Company is required to pay Parvinder Singh Hyare an amount of cash equal to such fraction multiplied by the closing price of a share of Common Stock on the applicable Trading Market (as defined in the Certificate of Designation) on the date of the Mandatory Conversion, in accordance with Section 6.4.6 of the Certificate of Designation. Following the Mandatory Conversion, Parvinder Singh Hyare now holds 13,521,921 shares of Common Stock and no shares of Series B Preferred Stock.

Stockholder Support Agreement

On April 14, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Obsidian Merger Agreement") with Obsidian Therapeutics, Inc., a Delaware corporation ("Obsidian"), Gazelle Parent, Inc., a Delaware corporation ("Parent"), Onyx MergerSub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Obsidian Merger Sub"), and Gazelle Merger Subsidiary, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Galera Merger Sub").

Pursuant to the Obsidian Merger Agreement, and upon the terms and subject to the satisfaction of the conditions described therein, the Issuer will be merged with and into Galera Merger Sub, with the Issuer surviving as a wholly owned subsidiary of Parent (the "Galera Merger"), and Obsidian will be merged with and into Obsidian Merger Sub, with Obsidian surviving as a wholly owned subsidiary of Parent (the "Obsidian Merger" and, together with the Galera Merger, the "Mergers" and, together with all of the other transactions contemplated by the Obsidian Merger Agreement, the "Contemplated Transactions").

Concurrently with the execution of the Obsidian Merger Agreement, the executive officers and directors and certain other stockholders of the Issuer, including Parvinder Singh Hyare, holding an aggregate of approximately 51.1% of the Issuer's outstanding capital stock entered into support agreements (the "Stockholder Support Agreements") in favor of Obsidian, providing among other things, that such officers, directors and stockholders will vote all of their eligible shares of Issuer capital stock, among other things: (i) in favor of approving the Mergers, the Galera Stockholder Written Consent (as defined in the Obsidian Merger Agreement) and the other actions contemplated by the Obsidian Merger Agreement and (ii) against any proposal made in opposition to, or in competition with, the Obsidian Merger Agreement or the Mergers. The foregoing description of the Stockholder Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Stockholder Support Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Reporting Person has no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Person intends to review their investment in the Issuer's Common Stock (or derivatives with respect thereto) on a continuing basis.

Depending on various factors including, without limitation, the Issuer's financial position, the price of the Issuer's Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) purchasing additional shares of Common Stock (or derivatives with respect thereto) in the open market, in privately negotiated transactions or otherwise; (ii) selling all or a portion of the shares of Common Stock (or derivatives with respect thereto) now beneficially owned or hereafter acquired by the Reporting Person; or taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or with respect to any and all matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Other than as described herein, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the events or matters described in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, although, subject to the agreements described herein and applicable legal requirements, the Reporting Person may, at any time and from time to time, may review, reconsider and change their position or change their purpose or develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person may be deemed to beneficially own 13,521,921 shares of Common Stock, representing approximately 6.6% of the shares of Common Stock outstanding. The percentage set forth in Row 13 is based on an aggregate of 203,268,886 shares of Common Stock outstanding, which reflects (a) 160,429,783 shares of Common Stock outstanding as of May 12, 2026, as reported in the Issuer's Quarterly Report on Form 10 Q filed on May 14, 2026, and (b) 42,839,103 shares of Common Stock issued upon the conversion of the Issuer's Series B Preferred Stock on May 15, 2026, as reported in the Issuer's Current Report on Form 8 K filed on May 19, 2026. Following such conversion, the Reporting Person beneficially owned an aggregate of 13,521,921 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person may be deemed to have the shared power to vote or direct the voting of, and the shared power to dispose or direct the disposition of, the shares of Common Stock beneficially owned.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days of each of May 15, 2026 and the date hereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

Exhibit 99.3 - Form of Galera Stockholder Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 14, 2026).

## Signatures
- Parvinder Singh Hyare: /s/ Parvinder Singh Hyare, Parvinder Singh Hyare (06/11/2026)